SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549



                                    FORM 11-K


                                  ANNUAL REPORT



        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                      For the Year Ended December 31, 1997

                          Commission File Number 1-3939




                 Kerr-McGee Corporation Savings Investment Plan

                            (full title of the Plan)






                             Kerr-McGee Corporation
                                Kerr-McGee Center
                          Oklahoma City, Oklahoma 73102





             (Name of the issuer of the securities held pursuant to the Plan and address of its principal executive office)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Kerr-McGee Corporation Benefits Committee:


        We have audited the accompanying Statement of Net Assets Available for Plan Benefits of the KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN (the Plan) as of December 31, 1997 and 1996, and the related Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

        Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes as of December 31, 1997, and the supplemental Schedule of Reportable Transactions for the year ended December 31, 1997, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the Statement of Net Assets Available for Plan Benefits and Statement of Changes in Net Assets Available for Plan Benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





                                                         (ARTHUR ANDERSEN LLP)
                                                          ARTHUR ANDERSEN LLP


Oklahoma City, Oklahoma,
     June 15, 1998


                 KERR-MCGEE CORPORATION SAVINGS INVESTMENT PLAN

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                December 31, 1997
                             (Thousands of dollars)


                                                  Kerr-McGee         Interest  Equity   Equity
                                                    Stock     Bond    Income   Growth   Income  Balanced
                                                    Fund      Fund     Fund     Fund     Fund     Fund

ASSETS:
 Investments, at fair value:
  Common stock of Kerr-McGee Corporation
   (993,383 shares, cost $46,055)                 $62,894    $        $       $        $        $
  Units in Putnam Income Fund
   (271,176 units, cost $1,906)                               1,928
  Units in Putnam Stable Value Fund
   (26,758,363 units, cost $26,758)                                    26,758
  Units in Putnam Vista Fund
   (2,501,916 units, cost $28,656)                                             29,698
  Units in Putnam Growth and Income Fund
   (2,056,944 units, cost $41,340)                                                      40,193
  Units in Putnam Asset Allocation Balanced Fund
   (460,210 units, cost $5,324)                                                                  5,122
  Units in Putnam International Growth Fund
   (315,683 units, cost $5,396)
  Units in Putnam S&P 500 Index Fund
   (198,652 units, cost $4,314)
  Units in Putnam Asset Allocation Growth Fund
   (137,656 units, cost $1,805)
  Units in Putnam Asset Alloc. Conservative Fund
   (42,160 units, cost $439)
  Loans to participants
  Short-term investments                               17

   Total Investments                               62,911     1,928    26,758  29,698   40,193   5,122

  Dividends receivable                                449
  Receivable from investments sale                     30
  Other assets                                          6

   Total Assets                                    63,396     1,928    26,758  29,698   40,193   5,122


LIABILITIES:
  Miscellaneous payables                               19

NET ASSETS AVAILABLE FOR PLAN BENEFITS            $63,377    $1,928   $26,758 $29,698  $40,193  $5,122

The accompanying notes are an integral part of this statement.


(Continued)

                 KERR-MCGEE CORPORATION SAVINGS INVESTMENT PLAN

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                December 31, 1997
                             (Thousands of dollars)



                                                                          Growth    Conservative
                                                  International  Index   Portfolio    Portfolio   Loan
                                                      Fund       Fund      Fund         Fund      Account  Total
ASSETS:
 Investments, at fair value:
  Common stock of Kerr-McGee Corporation
   (993,383 shares, cost $46,055)                  $            $        $            $           $        $ 62,894
  Units in Putnam Income Fund
   (271,176 units, cost $1,906)                                                                               1,928
  Units in Putnam Stable Value Fund
   (26,758,363 units, cost $26,758)                                                                          26,758
  Units in Putnam Vista Fund
   (2,501,916 units, cost $28,656)                                                                           29,698
  Units in Putnam Growth and Income Fund
   (2,056,944 units, cost $41,340)                                                                           40,193
  Units in Putnam Asset Allocation Balanced Fund
   (460,210 units, cost $5,324)                                                                               5,122
  Units in Putnam International Growth Fund
   (315,683 units, cost $5,396)                     5,262                                                     5,262
  Units in Putnam S&P 500 Index Fund
   (198,652 units, cost $4,314)                                  4,484                                        4,484
  Units in Putnam Asset Allocation Growth Fund
   (137,656 units, cost $1,805)                                           1,697                               1,697
  Units in Putnam Asset Alloc. Conservative Fund
   (42,160 units, cost $439)                                                           420                      420
  Loans to participants                                                                            10,654    10,654
  Short-term investments                                                                                         17

   Total Investments                                5,262        4,484    1,697        420         10,654   189,127

  Dividends receivable                                                                                          449
  Receivable from investments sale                                                                               30
  Other assets                                                                                                    6

   Total Assets                                     5,262        4,484    1,697        420         10,654   189,612


LIABILITIES:
  Miscellaneous payables                                                                                         19

NET ASSETS AVAILABLE FOR PLAN BENEFITS             $5,262       $4,484   $1,697       $420        $10,654  $189,593


The accompanying notes are an integral part of this statement.



                 KERR-MCGEE CORPORATION SAVINGS INVESTMENT PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                December 31, 1996
                             (Thousands of dollars)



                                             Kerr-McGee         Interest   Equity  Equity             Inter-
                                               Stock     Bond    Income    Growth  Income  Balanced  national    Loan
                                               Fund      Fund     Fund      Fund    Fund     Fund      Fund      Account      Total

ASSETS:
 Investments, at fair value:
  Common stock of Kerr-McGee Corporation
   (1,025,388 shares, cost $36,993)          $73,828    $         $        $       $       $          $          $         $ 73,828
  Units in Dreyfus A Bonds Plus Fund
   (62,409 units, cost $901)                             899                                                                    899
  Units in Capital Preservation Fund
   (30,538,975 units, cost $30,539)                                30,539                                                    30,539
  Units in Fidelity Retirement Growth Fund
   (1,526,186 units, cost $26,512)                                         26,388                                            26,388
  Units in Fidelity Equity Income Fund
   (747,486 units, cost $24,983)                                                    32,015                                   32,015
  Units in MFS Total Return A Fund
   (131,163 units, cost $1,907)                                                             1,940                             1,940
  Units in Templeton Foreign Fund
   (307,727 units, cost $2,975)                                                                       3,188                   3,188
  Loans to participants                                                                                           10,090     10,090
  Short-term investments                       1,425                   2        2                                             1,429

   Total Investments                          75,253     899      30,541   26,390   32,015   1,940    3,188       10,090    180,316

  Dividends receivable                           420                                                                            420
  Receivable from investments sale                51      50          31       68      111      57        1                     369
  Other assets                                    14                                                                             14

   Total Assets                               75,738     949      30,572   26,458   32,126   1,997    3,189       10,090    181,119


 LIABILITIES:
  Miscellaneous payables                          54      12          35        8       20                1                     130

 NET ASSETS AVAILABLE FOR PLAN BENEFITS      $75,684    $937     $30,537  $26,450  $32,106  $1,997   $3,188       $10,090  $180,989



       The accompanying notes are an integral part of this statement.



                 KERR-MCGEE CORPORATION SAVINGS INVESTMENT PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      For the Year Ended December 31, 1997
                             (Thousands of dollars)


                                                 Nonparticipant-  Participant-
                                                    Directed       Directed
                                                 ---------------  ---------------------------------------------------------------
                                                   Kerr-McGee      Kerr-McGee           Interest    Equity     Equity
                                                     Stock           Stock      Bond     Income     Growth     Income    Balanced
                                                     Fund            Fund       Fund      Fund       Fund       Fund       Fund

Investment income:
 Dividends                                         $  616          $ 1,290    $   75     $         $ 2,208    $ 5,496     $ 441
 Interest                                                              222        11      1,773        101        126        35
 Net appreciation (depreciation) of investments    (2,734)          (5,725)       19                 3,069      2,357       (33)
                                                   (2,118)          (4,213)      105      1,773      5,378      7,979       443


 Employee contributions                                              3,195       267      1,623      2,502      3,099     1,184

  Total additions (reductions)                     (2,118)          (1,018)      372      3,396      7,880     11,078     1,627


Distributions to terminating and withdrawing
  participants                                      2,128            4,455       162      3,953      2,245      2,642       333
Loans to participants, net of repayments                               483       (32)       443        374        427      (107)
Transfers to (from) to other funds                                   2,105      (749)     2,779      2,013        (78)   (1,724)


  Total  deductions (additions)                     2,128            7,043      (619)     7,175      4,632      2,991    (1,498)


Increase (decrease) in net assets                  (4,246)          (8,061)      991     (3,779)     3,248      8,087     3,125

Net assets available for plan benefits:
 Beginning of year                                 27,470           48,214       937     30,537     26,450     32,106     1,997

 End of year                                      $23,224          $40,153    $1,928    $26,758    $29,698    $40,193    $5,122



     The accompanying notes are an integral part of this statement.


(Continued)

                 KERR-MCGEE CORPORATION SAVINGS INVESTMENT PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      For the Year Ended December 31, 1997
                             (Thousands of dollars)

                                                   Participant-
                                                    Directed
                                                   ---------------------------------------------------------------
                                                    Inter-              Growth   Conservative
                                                   national   Index   Portfolio   Portfolio     Loan
                                                     Fund     Fund       Fund        Fund       Account      Total

Investment income:
 Dividends                                         $  307    $   1     $  121        $ 26      $          $ 10,581
 Interest                                              36       53         32           5                    2,394
 Net appreciation (depreciation) of investments       172      160       (119)        (23)                  (2,857)
                                                      515      214         34           8                   10,118


Employee contribution                                 981    1,484        739         146                   15,220

  Total additions (reductions)                      1,496    1,698        773         154                   25,338


Distributions to terminating and withdrawing
  participants                                        222       54         27           4          509      16,734
Loans to participants, net of repayments             (100)    (252)      (155)         (8)      (1,073)          -
Transfers to (from) other funds                      (700)  (2,588)      (796)       (262)                       -


  Total  deductions (additions)                      (578)  (2,786)      (924)       (266)        (564)     16,734


Increase (decrease) in net assets                   2,074    4,484      1,697         420          564       8,604

Net assets available for plan benefits:
 Beginning of year                                  3,188                                       10,090     180,989

 End of year                                       $5,262   $4,484     $1,697        $420      $10,654    $189,593



                 KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996


(1)     DESCRIPTION OF THE PLAN

        General -

        The Kerr-McGee Corporation Savings Investment Plan (the Plan) is a defined contribution plan in which eligible employees of Kerr-McGee Corporation and its affiliated companies (collectively referred to as the Company) may participate. The Plan and the trust established thereunder (the Trust) were executed on September 26, 1975, and became fully effective on January 1, 1976.

        The Plan allows participants to defer taxable earnings through contributions to the Plan as provided for under Section 401(k) of the Internal Revenue Code (the Code), and to borrow from their accounts within the Plan.

        All employer matching contributions are made to the Employee Stock Ownership Plan (ESOP), which was established in September 1989. All matching contributions are invested in Kerr-McGee Corporation common stock. The ESOP is not part of the Plan; therefore, the employer contributions to the ESOP and the ESOP assets and earnings are not included in the Plan's accompanying financial statements. The maximum Company matching contribution is 6% of salary, and the maximum employee contribution is 15% of salary. Employees are allowed to participate in the Plan from their initial date of employment. Company contributions vest on the basis of 20% for each completed year of vesting service. Vesting service is completed years of Company service reduced in certain limited situations.

        The Plan is administered by the Kerr-McGee Corporation Benefits Committee (the Committee), which is appointed by the Board of Directors of the Company. Accounting and administration for the Plan are provided by the Company at no cost to the Plan. In addition, all expenses of the Trust are borne by the Company.

        The participants' contributions to the Plan and earnings thereon are fully vested at all times. The participants' share of the Company contributions and earnings thereon vest on the basis of 20% for each completed year of service. Company contributions are fully vested in the event of retirement, death or disability. Forfeitures may be used to reduce Company contributions or to pay expenses of administration.

        The Plan or any portion thereof may be discontinued by the Board of Directors of the Company. In the event of such discontinuance or other termination of the Plan, each participant shall be fully vested.

        The following is a description of the investment options available under the Plan at December 31, 1997 :

               Kerr-McGee Stock Fund - common stock of the Company.

               Bond Fund - primarily high quality bonds of corporations.

               Interest Income Fund - managed income portfolio consisting of a commingled pool of investment contracts issued by insurance companies and other approved institutions.

               Equity Growth Fund - shares of stock of companies that are believed to have the potential for strong capital growth.

               Equity Income Fund - stock, bonds and convertible debentures of companies that have had stable profit levels and a record of high dividends.

               Balanced Fund - equities, bonds, convertible bonds and cash or cash equivalents.

               International Fund - primarily stocks and bonds of companies and governments outside of the United States.

               Index Fund - mirrors the performance and composition of Standard & Poor's 500 Composite Index through investments in common stocks.

               Growth Portfolio - asset allocation for capital appreciation typically consisting of 80% domestic and international stocks and 20% bonds and money market investments.

               Conservative   Portfolio   -   asset   allocation   for   capital
               preservation   typically   consisting   of   35%   domestic   and
               international stocks and 65% bonds and money market investments.

        The  Kerr-McGee   Stock  Fund  is  the  only  fund  consisting  of  both
        participant-directed contributions and nonparticipant-directed company matching contributions as follows:

                                         Participant-      Company       Total
           (Dollars in thousands)          Directed       Matching       Fund

           1997
           Market Value                    $ 42,564      $ 20,330     $   62,894
           Shares                           672,273       321,110        993,383

           1996
           Market Value                    $ 49,202      $ 24,626     $   73,828
           Shares                           683,364       342,024      1,025,388

        SMART and CAPITAL Savings Programs -

        All participants participate in the Plan under the SMART and CAPITAL Savings Programs. Participants may direct their savings, up to a maximum of 15% of salary, to be invested in 1% increments among one or more of the funds provided for under the Plan. An unlimited number of transfers are allowed between funds.

        Contributions to the SMART Savings Program are from a participant's salary, before income taxes. The participant's income taxes on the pre-tax contributions are deferred until the contributions are distributed after termination, at the time of hardship withdrawal, or under minimum distribution rules at age 70 1/2. The annual SMART Savings Program contribution limitation is subject to annual adjustments for inflation and was $9,500 for 1997 in accordance with the Code. Participant contributions in excess of this amount are considered to be contributions to the CAPITAL Savings Program.

        Contributions to the CAPITAL Savings Program are from a participant's salary, after income taxes. If a participant has authorized less than 15% of their salary to be contributed to the SMART Savings Program, they may contribute the remaining whole percentages up to 15% to the CAPITAL Savings Program. Participant contributions may be invested in the same proportions and the same funds as outlined above for the SMART Savings Program. The maximum contributions allowed to each program may be limited for highly compensated employees, depending upon the balance of contributions at all levels.

        The Company matches employees' contributions to the Plan up to a maximum of 6% of their salary. The Company contributions are made to the ESOP and invested in Kerr-McGee Corporation common stock.

        Participants may borrow from the Plan against their contributions to the SMART and CAPITAL Savings Programs and against their vested interest in Company contributions. By administrative rule established by the Committee, new loans to participants bear interest at a fixed rate equal to the national average interest rate for five-year certificates of deposit (as published in The Wall Street Journal), plus 1.5%. Such interest is credited to the participant's accounts in the Plan when repaid. The average interest rate for new loans, which is adjusted quarterly, was 7% for 1997. The minimum loan amount, determined periodically by the Committee, is currently $1,000. The maximum amount of all loans to a participant under the Plan and any other plans of any employer may not exceed the lesser of (a) $50,000, reduced by an amount equal to the difference between (i) the participant's highest loan balance under the Plan during the one-year period ending on the day before the date on which such loan is made and (ii) the outstanding loan balance of the participant under the Plan on the date on which such loan was made or (b) one-half the current value of the participant's vested interest in their accounts. Loans must be repaid within five years from the initial date of the loan, with certain special provisions available for military reservists called to active duty. In the event of a participant's termination of employment and subsequent default on the loan, any outstanding balance will be considered a withdrawal and will be taxable to the participant as prescribed by the Code.

(2)     SIGNIFICANT ACCOUNTING POLICIES

        The accompanying financial statements have been prepared on the accrual basis of accounting; however, distributions to terminating and withdrawing participants are recorded when paid. Investments are stated at fair value based on quoted market prices.

(3)     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

        Amounts allocated to participants for withdrawals and distributions that have been processed prior to December 31, but not yet paid as of that date are recorded on the Department of Labor's Annual Return/Report of Employee Benefit Plan (Form 5500) as payables to participants. The following is a reconciliation of net assets available for plan benefits as reported in the accompanying financial statements to the net assets available for plan benefits reported in the Form 5500:

                                                            December 31,
        (Thousands of dollars)                           1997           1996
                                                       --------      -------

        Net assets available for benefits per
           the financial statements                    $189,593      $180,989

        Amounts allocated to withdrawing
           participants but not yet paid                      -          (309)
                                                       --------      --------

        Net assets available for benefits
           per Form 5500                               $189,593      $180,680
                                                       ========      ========


        The following is a reconciliation of distributions to terminating and withdrawing participants during the year ended December 31, 1997, as reported in the accompanying financial statements to the Form 5500:

                                                            For the Year Ended
        (Thousands of dollars)                               December 31, 1997

        Distributions to terminating and withdrawing
           participants per the financial statements              $16,734

        Amounts allocated to withdrawing participants at
           December 31, 1996, and paid in January 1997               (309)
                                                                  -------

        Distributions to terminating and withdrawing
           participants per Form 5500                             $16,425
                                                                  =======

(4)     TAX STATUS

        The Plan obtained its latest determination letter dated April 29, 1996, in which the Internal Revenue Service stated that the Plan and Trust qualify under Section 401(a) and are entitled to exemption from Federal income taxes under Section 501(a) of the Code.

        Participants on whose behalf Company contributions were made are not taxed on the amounts contributed by the Company or on any income earned thereon until the receipt of a distribution pursuant to the terms of the Plan. The taxation of income earned on assets of the Plan attributable to participants' contributions to the Plan as well as contributions to the SMART Savings Program is also deferred until distributed. Federal income taxes applicable to participants or their beneficiaries upon distribution are prescribed by the Code.

(5)     LOANS TO PARTICIPANTS

        Loan activity during 1997 and 1996 is set forth below:

        (Thousands of dollars)                       1997              1996
                                                   -------           ------

        Balance at beginning of year               $10,090           $10,432

           New loans                                 5,807             5,485

           Principal repayments                     (4,734)           (4,997)

           Loans included as distributions
               to terminated participants             (509)             (830)
                                                   -------           -------

        Balance at end of year                     $10,654           $10,090
                                                   =======           =======

        Interest income applicable to these loans during 1997 was $666,000 which is reported as interest income in the funds to which the participants are currently contributing.

(6)     CONTRIBUTIONS

        Contributions to the Plan during 1997 totaled $15,220,000. This total amount represents contributions made by employees to the SMART and CAPITAL Savings Programs.

        The Company's matching contributions to the ESOP during 1997 totaled $9,451,000. Common stock of the Company held by the ESOP and allocated to participant's accounts totaled 1,342,843 shares with a market value of $85,015,000 at December 31, 1997.

(7)     DISTRIBUTIONS TO PARTICIPANTS

        Distributions to participants are recorded at the approximate market value as of the date of distribution. Terminating participants with more than $3,500 in the Plan may defer distribution until age 70 1/2. Investments relating to these participants remain in the Trust until the terminated participant requests distribution. Participants who defer distribution continue to share in earnings and losses of the Plan.

(8)     SUBSEQUENT EVENTS

        In June, 1998, the Company sold its Galatia coal mine. The sale of the Jacobs Ranch mine is expected to be completed early in the third quarter. The company also intends to dispose of the electrolytic and forest products operations of its chemicals business. The effect of the disposals on the net assets of the Plan is not currently known.



                 KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN
           LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                   (Employer Identification Number 73-0311467)
                                (Plan Number 007)
                                DECEMBER 31, 1997
                             (Thousands of dollars)



                   (b)                                           (c)                                                    (e)
           Identity of issue, borrower,      Description of investment including maturity date,           (d)         Current
  (a)*      lessor or similar party           rate of interest, collateral, par or maturity value       Cost          Value
  ----     ----------------------------      -----------------------------------------------------      -------       -------

    *      Kerr-McGee Corporation              Common Stock - 993,383 shares                            $46,055       $62,894
    *      Putnam Investments                  Putnam Income Fund - 271,176 units                         1,906         1,928
    *      Putnam Investments                  Putnam Stable Value Fund - 26,758,363 units               26,758        26,758
    *      Putnam Investments                  Putnam Vista Fund - 2,501,916 units                       28,656        29,698
    *      Putnam Investments                  Putnam Growth & Income Fund - 2,056,944 units             41,340        40,193
    *      Putnam Investments                  Putnam Asset Allocation Balanced Fund - 460,210 units      5,324         5,122
    *      Putnam Investments                  Putnam International Growth Fund - 315,683 units           5,396         5,262
    *      Putnam Investments                  Putnam S&P 500 Index Fund - 198,652 units                  4,314         4,484
    *      Putnam Investments                  Putnam Asset Allocation Growth Fund - 137,656 units        1,805         1,697
    *      Putnam Investments                  Putnam Asset Allocation Conservative Fund - 42,160 units     439           420
    *      Various Participants                Participant loans - interest rates from 6.1% to 8.1%,
                                                 maturity dates from January 1998 to December 2002       10,654        10,654
    *      Putnam Investments                  Collective Short-term Investment Fund                         17            17



 *Party-in-interest





                 KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN
                 LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                   (Employer Identification Number 73-0311467)
                                (Plan Number 007)
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                             (Thousands of dollars)

                                                                                                                      (h)
                                                                                                 (f)                Current
                                                                                               Expense               value      (i)
                                                                                               incurred             of asset    Net
        (a)                                           No. of       (c)         (d)      (e)      with       (g)     on trans-   gain
Identity of party                     (b)             trans-    Purchase     Selling   Lease    trans-    Cost of    action       or
    involved                 Description of asset    actions      price       price    rental   action     asset      date      loss
--------------------------   --------------------    -------    ---------    -------   ------  --------   -------   ---------   ----
The Bank of New York         Collective Short-Term
                               Investment Fund            70      $10,258    $     -      -        -      $10,258    $10,258     N/A

Kerr-McGee Corporation       Common Stock                162       10,939          -      -        -       10,939     10,939     N/A

LaSalle National Trust,      Capital Preservation
  N.A.                         Fund                       30        3,083          -      -        -        3,083      3,083     N/A

Fidelity Management Trust    Fidelity Retirement
  Company                      Growth Fund                28        1,316          -      -        -        1,316      1,316     N/A

Fidelity Management Trust    Fidelity Equity
  Company                      Income Fund                42        2,991          -      -        -        2,991      2,991     N/A

Putnam Investments           Putnam Vista Fund           187       33,421          -      -        -       33,421     33,421     N/A

Putnam Investments           Putnam Growth &
                               Income Fund               202       48,279          -      -        -       48,279     48,279     N/A

Putnam Investments           Putnam Stable Value
                               Fund                      243       32,349          -      -        -       32,349     32,349     N/A

The Bank of New York         Collective Short-Term
                               Investment Fund            53            -     11,686      -        -       11,686     11,686       -

Kerr-McGee Corporation       Common Stock                236            -     12,136      -        -        7,094     12,136   5,042

LaSalle National Trust,      Capital Preservation
  N.A.                         Fund                       76            -     16,690      -        -       16,690     16,690       -

Fidelity Management Trust    Fidelity Retirement
  Company                      Growth Fund                74            -     29,543      -        -       27,829     29,543   1,714

Fidelity Management Trust    Fidelity Equity
  Company                      Income Fund                62            -     38,319      -        -       27,974     38,319  10,345

Putnam Investments           Putnam Vista Fund           201            -      2,656      -        -        2,448      2,656     208

Putnam Investments           Putnam Growth &
                               Income Fund               209            -      3,990      -        -        3,773      3,990     217

Putnam Investments           Putnam Stable Value
                               Fund                      220            -      6,134      -        -        6,134      6,134       -


                                                       SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Kerr-McGee Corporation Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                  KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN





                                     By             (JOHN C. LINEHAN)
                                                     John C. Linehan
                                          Chairman of the Kerr-McGee Corporation
                                                    Benefits Committee




Date:  June 29, 1998